[Hecla Logo]                                                            99-13
                                                                      Exhibit 13

               HECLA MINING COMPANY REPORTS SECOND QUARTER PROFIT:
                   POSITIVE RESULTS FROM ALL BUSINESS SEGMENTS
                       For the Period Ended June 30, 1999
                           For release: August 3, 1999

     COEUR D'ALENE, IDAHO Hecla Mining Company (HL & HL-PrB: NYSE) today reported earnings applicable to common shareholders of 1 cent per share, or $322,000, for the second quarter of 1999. Hecla's silver, gold and industrial minerals divisions all showed a profit during the quarter, in spite of a continued trend of lower metals prices. Positive results were highlighted by outstanding performance from the company's silver segment, which reported gross profit of $874,000 in the second quarter of 1999, compared to a loss of $334,000 in the same period last year. The second quarter was also positively impacted by the sale of the company aircraft, which contributed $1.3 million in other income. Second quarter earnings of 1 cent per share compare to 1998 second quarter earnings of 2 cents per share, or $983,000. Last year's second quarter profit included nonrecurring gains on the sale of Metaline Contact Mines stock of $1.2 million and on the sale of property near the corporate headquarters of $500,000.

     For the first six months of 1999, Hecla lost $3.2 million, or 6 cents per share, on revenue of $90.2 million, compared to earnings of $1.8 million, or 3 cents per share, on revenue of $89.7 million during the first six months of 1998. Overall gross profit from operations during the first half of the year exceeded the first half of 1998 by 9%. Hecla's gold operations continue to operate at low costs. However, lower gold prices and a decrease in production negatively impacted gross profit from the gold segment compared to the same period a year ago. This was partially offset by better performance from both the silver and industrial minerals segments in 1999.

     Arthur Brown, Hecla's chairman and chief executive officer said, "I'm happy to report a profit in the second quarter, especially during this low cycle in metals prices. There's no doubt that the precious metals market is struggling with tremendous apathy from investors, which is reflected in our stock price. But on a fundamental basis, Hecla's operations are performing well, particularly given these difficult times. Our cash flow is well above budget and adequate to operate our business, meet our obligations and provide for growth. In addition, our balance sheet allows us to remain committed to the quarterly payment of our preferred stock dividends. My recent purchase of a substantial number of Hecla common shares is an indication of my personal confidence in the essential worth of our company and its ability to weather the current vagaries of the market. I believe the stock market must come back into balance and once again begin to support producing precious metals companies." Brown also said that belt-tightening measures continue to show results, noting that Hecla's general and administrative costs decreased 11% in the first six months of 1999 compared to the same period last year.

FINANCIAL
     Hecla's balance sheet is stronger now than at the end of 1998. The improvement in the debt to equity ratio is a result of the company's successful efforts earlier in the year to pay down debt and acquire the La Camorra gold mine in Venezuela through a combination of equity issuance, nonrecourse project financing and subordinated debt financing. Equity issuances included the sale of 4.58 million shares of common stock in May 1999 to an investor group at an average price of $2.625 per share, with Hecla realizing net proceeds of approximately $11.3 million. At the end of the second quarter, Hecla's working capital was about $39 million, including cash and cash equivalents of $11.8 million. The company's operations generated approximately $21 million in EBITDA (earnings before interest, income taxes, depreciation and amortization) during the first six months of the year, compared to $18.7 million in the same period a year ago. Gross profit for the second quarter increased 23% over the same quarter last year.

     Long-term debt under the company's $55 million revolving line of credit was reduced to $34.8 million during the second quarter. Debt financing of $13.5 million, related to the acquisition of assets from Monarch Resources Limited, was added during the quarter, of which $10.5 million is project financing which is nonrecourse to Hecla.

OPERATIONS
     Hecla's silver operations performed well, yielding 3,722,097 ounces of silver during the first half of 1999, a 16% increase over the same period last year. Silver was produced at an average total cash cost of $3.73 per ounce. Gold production during the first six months was 54,991 ounces at a total cash cost per ounce of $173.

     GREENS CREEK   The Greens Creek silver mine in Alaska, in which Hecla holds a 29.73% interest, had an excellent quarter in terms of both ore grade and production costs. The average silver grade mined at Greens Creek during the second quarter was 25.36 ounces per ton. Total cash costs at the mine were $2.04 per ounce of silver, and total production costs were $4.40, a 30% and 17% decrease, respectively, from the second quarter of 1998.

     LUCKY FRIDAY   The Lucky Friday mine in North Idaho produced 1,137,420
ounces of silver in the second quarter of this year, a 16% increase over the same period last year. However, a lower grade of ore encountered in the area being mined during the second quarter reduced the average silver grade to 14.27 ounces per ton, compared to 17.85 ounces per ton during the same period last year. The lower ore grades and lower by-product credits contributed to an increased total cash cost per ounce at Lucky Friday of $4.93 in the second quarter of 1999. Ore grade at Lucky Friday has since improved to 15 ounces per ton and is expected to remain at or above that level for the remainder of the year.

     ROSEBUD   The Rosebud gold mine in northern Nevada, a 50/50 joint venture with Newmont Mining Corp., performed above expectations for the quarter. The average ore grade milled was 0.542 ounce of gold per ton compared to 0.379 ounce of gold per ton during the second quarter of 1998. The high-grade pocket currently being mined at Rosebud resulted in total cash costs of $164 per ounce of gold, a decrease of 12% from the same quarter last year. Rosebud's exploration program has drilled some promising, high-grade intercepts that are expected to lead to new resource calculations. Two of the drill holes contained a total of 20 narrow, ore-grade intercepts ranging from 0.25 ounce of gold per ton to 5 ounces of gold per ton. The goal of the exploration program is to find more gold reserves and extend the life of the mine beyond the current reserve estimate.

     INDUSTRIAL MINERALS   The industrial minerals division performed
particularly well during the quarter, reporting a 39% increase in gross profit compared to the second quarter of 1998. Hecla's industrial minerals division contributed more than $9.3 million in EBITDA during the first six months of 1999, a 22% improvement over the same period last year.

PROJECTS
     LA CAMORRA   During the second quarter, Hecla closed the transaction to acquire the La Camorra underground gold mine in Venezuela, a silver exploration property in Mexico, and other properties from Monarch Resources Limited. The purchase price was $25 million, comprised of $9 million in cash and 6.7 million Hecla common shares, which are subject to certain trading restrictions. La Camorra is a high-grade, underground gold mine that produced 51,000 ounces of gold in 1998. Hecla is implementing a new mine plan that is expected to allow sustainable production of 70,000-80,000 ounces annually at a total cash cost of under $200 per ounce and a total production cost of $240-$250 per ounce. Mine and mill improvements and an expansion of the tailings impoundment are taking place during a three-month suspension of operations. Construction is on schedule, and administrative improvements in purchasing and payroll procedures are under way. Hecla is developing relationships with the various Venezuelan agencies that impact operations at La Camorra and is receiving very favorable responses. Resumption of mining is planned for October. La Camorra contains more than 600,000 ounces of high-grade gold resource, and a deep drilling exploration program is being planned to confirm and increase reserves.

     NOCHE BUENA The Noche Buena gold development project, located in northern Mexico, has been put on hold due to the depressed gold price. The deposit contains more than 250,000 ounces of gold resource, and could be put into production at a higher gold price. Hecla will reconsider the status of the project when the gold price returns to a sufficient level.

EXPLORATION
     SALADILLO & DURANGO   Hecla's purchase of the assets of Monarch Resources
includes the Saladillo silver/gold property in the Durango region of Mexico. It is a highly prospective silver and gold project that currently contains a drill-indicated resource of about 8 million ounces of silver at a grade of 14.6 ounces per ton and 75,000 ounces of gold at a grade of 0.13 ounce per ton. In addition to the core area with the identified resource, other veins near the Saladillo deposit contain both drill intercepts and surface samples showing ore-grade values of silver and gold. Hecla is embarking on a geological, geochemical and geophysical review of all work done to date on the concessions, and a drilling program is being planned. Hecla's total holdings consist of 400 square miles of concessions in Durango. Because of the magnitude of the concessions, the company is seeking joint-venture partners to help explore some of the targets already identified.

     NEVADA   Hecla has dropped the Sunset gold exploration project in Mineral
County, Nevada, due to inadequate drilling results. However, the company continues to evaluate other promising prospects in Nevada.

     SILVER VALLEY A drilling program in North Idaho's Silver Valley is under way in an effort to discover new orebodies in this traditionally rich silver district. Hecla is conducting a diamond drilling exploration program using the company's Lucky Friday mine as a base.

     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S., Mexico and Venezuela.

     Statements made which are not historical facts, such as anticipated production, costs, prices or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, industrial minerals market conditions and project development risks. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results.


            Hecla Mining Company news releases can be accessed on the
                    Internet at: http://www.hecla-mining.com

                              HECLA MINING COMPANY
   (dollars in thousands, except per share, per ounce and per pound amounts -
                                   unaudited)

                                                  Second Quarter Ended                 Six Months Ended
                                             -----------------------------       -----------------------------
HIGHLIGHTS                                   June 30, 1999   June 30, 1998       June 30, 1999   June 30, 1998
--------------------------------------------------------------------------------------------------------------
FINANCIAL DATA
--------------------------------------------------------------------------------------------------------------
Total revenue                                $  47,881       $  47,058           $  90,235        $  89,721
Gross profit                                     5,085           4,120               9,345            8,596
Net income                                       2,335           2,996                 836            5,843
Income (loss) applicable to
   common shareholders                             322             983              (3,189)           1,818
Basic and diluted income (loss)
   per common share                               0.01            0.02               (0.06)            0.03
Cash flow provided by
   operating activities                          5,808           9,075               6,430            1,398
--------------------------------------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
--------------------------------------------------------------------------------------------------------------
Gold operations                              $   5,600       $   8,375           $  11,991        $  17,630
Silver operations                               11,790           9,914              24,359           20,036
Industrial minerals                             28,668          27,366              51,366           48,118
                                             ---------       ---------           ---------        ---------
  Total sales                                $  46,058       $  45,655           $  87,716        $  85,784
-------------------------------------------------------- -----------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
--------------------------------------------------------------------------------------------------------------
Gold operations                              $      92       $   1,483           $     711        $   3,488
Silver operations                                  874            (334)              1,769               (1)
Industrial minerals                              4,119           2,971               6,865            5,109
                                             ---------       ---------           ---------        ---------
  Total gross profit                         $   5,085       $   4,120           $   9,345        $   8,596

OTHER DATA
--------------------------------------------------------------------------------------------------------------
EBITDA BY SEGMENT(1)
--------------------------------------------------------------------------------------------------------------
Gold operations                              $   2,054       $   2,845           $   4,754        $   6,306
Silver operations                                3,672           1,767               7,211            4,735
Industrial minerals                              5,251           4,207               9,324            7,671
                                             ---------       ---------           ---------        ---------
  Total EBITDA                               $  10,977       $   8,819           $  21,289        $  18,712
--------------------------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
--------------------------------------------------------------------------------------------------------------
Gold - Ounces                                   26,272          31,402              54,991           66,956
Silver - Ounces                              1,948,205       1,691,242           3,722,097        3,221,649
Lead  - Tons                                     8,958           8,548              17,236           16,655
Zinc  - Tons                                     5,984           4,607              12,116            8,862
Industrial minerals - Tons shipped             319,426         310,726             610,172          592,927
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)                     163             179                 160              170
  Total cash costs ($/oz.)                         178             192                 173              181
  Total production costs ($/oz.)                   277             253                 273              239
Average cost per ounce of silver produced:
  Cash operating costs ($/oz.)                    3.75            3.70                3.73             4.06
  Total cash costs ($/oz.)                        3.75            3.70                3.73             4.06
  Total production costs ($/oz.)                  5.30            5.14                5.29             5.53
--------------------------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
--------------------------------------------------------------------------------------------------------------
Gold - Realized ($/oz.)                            288             307                 294              303
Gold - London Final ($/oz.)                        273             300                 280              297
Silver - Handy & Harman ($/oz.)                   5.16            5.71                5.23             5.97
Lead - LME Cash (cents/pound)                     23.3            24.8                23.2             24.6
Zinc - LME Cash (cents/pound)                     46.3            47.9                45.7             48.0

(1) EBITDA represents earnings before interest, income taxes, depreciation, depletion, amortization and items classified as other operating expenses not occurring at the operating site. The company believes EBITDA is helpful in understanding cash flow generated from operations that is available for income taxes, debt service, capital expenditures, and other nonsite operating expenses.

                              HECLA MINING COMPANY
      Consolidated Statements of Operations and Comprehensive Income (Loss) (dollars and shares in thousands, except per share amounts - unaudited)

                                                Second Quarter Ended               Six Months Ended
                                            -----------------------------   -----------------------------
                                            June 30, 1999   June 30, 1998   June 30, 1999   June 30, 1998
                                            -------------   -------------   -------------   -------------
Sales of products                           $      46,058   $      45,655   $      87,716   $      85,784
                                            -------------   -------------   -------------   -------------
Cost of sales and other direct
   production costs                                35,081          36,487          66,427          67,014
Depreciation, depletion and
   amortization                                     5,892           5,048          11,944          10,174
                                            -------------   -------------   -------------   -------------
                                                   40,973          41,535          78,371          77,188
                                            -------------   -------------   -------------   -------------
Gross profit                                        5,085           4,120           9,345           8,596
                                            -------------   -------------   -------------   -------------
Other operating expenses:
  General and administrative                        1,802           2,136           3,813           4,277
  Exploration                                       1,018           1,136           2,180           1,952
  Depreciation and amortization                        81              99             173             193
  Provision for closed operations
     and environmental matters                        343              72             610             131
                                            -------------   -------------   -------------   -------------
                                                    3,244           3,443           6,776           6,553
                                            -------------   -------------   -------------   -------------
Income from operations                              1,841             677           2,569           2,043
                                            -------------   -------------   -------------   -------------
Other income (expense):
  Interest and other income                         1,823           1,403           2,519           3,937
  Miscellaneous expense                              (282)            (94)           (831)           (651)
  Gain on investments                                 - -           1,155             - -           1,241
  Interest expense:
    Total interest cost                              (958)           (865)         (1,882)         (1,605)
    Less amount capitalized                           - -             317             - -             588
                                            -------------   -------------   -------------   -------------
                                                      583           1,916            (194)          3,510
                                            -------------   -------------   -------------   -------------
Income before income taxes
   and cumulative effect of change in
   accounting principle                             2,424           2,593           2,375           5,553
Income tax benefit (provision)                        (89)            403            (154)            290
                                            -------------   -------------   -------------   -------------
Income before cumulative effect
   of change in accounting principle                2,335           2,996           2,221           5,843
Cumulative effect of change
   in accounting principle                            - -             - -          (1,385)            - -
                                            -------------   -------------   -------------   -------------
Net income                                          2,335           2,996             836           5,843
Preferred stock dividends                          (2,013)         (2,013)         (4,025)         (4,025)
                                            -------------   -------------   -------------   -------------
Income (loss) applicable to common
   shareholders                                       322             983          (3,189)          1,818
                                            -------------   -------------   -------------   -------------
Other comprehensive income, net of tax:
Unrealized holding gains on securities                 23              61              40              42
                                            -------------   -------------   -------------   -------------
Other comprehensive income                             23              61              40              42
                                            -------------   -------------   -------------   -------------
Comprehensive income (loss)                 $         345   $       1,044   $      (3,149)  $       1,860
                                            =============   =============   =============   =============
Basic and diluted income (loss)
  per common share before cumulative
  effect of change in accounting principle  $        0.01   $        0.02   $       (0.04)  $        0.03
    Cumulative effect of change in
       accounting principle                           - -             - -           (0.02)            - -
                                            -------------   -------------   -------------   -------------
Basic and diluted income (loss) per
  common share                              $        0.01   $        0.02   $       (0.06)  $        0.03
                                            =============   =============   =============   =============
Weighted average number of common
  shares outstanding                               60,687          55,102          57,944          55,098
                                            =============   =============   =============   =============

                              HECLA MINING COMPANY
                           Consolidated Balance Sheets
                  (dollars and shares in thousands - unaudited)

                                                           June 30, 1999    Dec. 31, 1998
-----------------------------------------------------------------------------------------
ASSETS
-----------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                $    11,831      $     2,480
  Accounts and notes receivable                                 36,117           25,919
  Income tax refund receivable                                      16            1,087
  Inventories                                                   20,640           22,757
  Other current assets                                           1,163            1,251
                                                           -----------      -----------
     Total current assets                                       69,767           53,494
Investments                                                      2,173            3,406
Restricted investments                                           5,914            6,331
Properties, plants and equipment, net                          197,604          178,168
Other noncurrent assets                                         11,178           10,663
                                                           -----------      -----------
Total assets                                               $   286,636      $   252,062
                                                           ===========      ===========
-----------------------------------------------------------------------------------------
LIABILITIES
-----------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses                    $    17,021      $    12,172
  Accrued payroll and related benefits                           3,501            2,852
  Preferred stock dividends payable                              2,013            2,012
  Accrued taxes                                                    941              772
  Accrued reclamation and closure costs                          6,912            6,537
                                                           -----------      -----------
     Total current liabilities                                  30,388           24,345
Deferred income taxes                                              300              300
Revolving bank debt                                             34,800           42,800
Project financing debt                                          10,500              - -
Subordinated bank debt and other long-term debt                  3,203              123
Accrued reclamation and closure costs                           20,407           23,216
Other noncurrent liabilities                                    10,107            9,542
                                                           -----------      -----------
Total liabilities                                              109,705          100,326
                                                           -----------      -----------
-----------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------
Preferred stock                                                    575              575
Common stock                                                    16,687           13,792
Capital surplus                                                399,966          374,017
Accumulated deficit                                           (233,682)        (230,493)
Accumulated other comprehensive loss                            (5,229)          (5,269)
Stock held by grantor trust                                       (500)             - -
Treasury stock                                                    (886)            (886)
                                                           -----------      -----------
Total shareholders' equity                                     176,931          151,736
                                                           -----------      -----------
Total liabilities and shareholders' equity                 $   286,636      $   252,062
                                                           ===========      ===========

Common shares outstanding at end of period                      66,684           55,105
                                                           ===========      ===========

                              HECLA MINING COMPANY
                      Consolidated Statements of Cash Flows
                       (dollars in thousands - unaudited)

                                                                           Six Months Ended
                                                                     -----------------------------
                                                                     June 30, 1999   June 30, 1998
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------
Net income                                                           $       836     $     5,843
Noncash elements included in net income:
  Depreciation, depletion and amortization                                12,117          10,367
  Cumulative effect of change in accounting principle                      1,385             - -
  Gain on disposition of properties, plants and equipment                 (1,347)         (2,326)
  Gain on investments                                                        - -          (1,241)
  Provision for reclamation and closure costs                                463             287
Change in assets and liabilities net of effects from purchase of
  Monarch Resources Investments Limited:
  Accounts and notes receivable                                           (9,214)        (10,252)
  Income tax refund receivable                                             1,071            (294)
  Inventories                                                              3,075           3,027
  Other current and noncurrent assets                                       (394)         (1,605)
  Accounts payable and accrued expenses                                       41             671
  Accrued payroll and related benefits                                       649             907
  Accrued taxes                                                              169             163
  Accrued reclamation and other noncurrent liabilities                    (2,421)         (4,149)
                                                                     -----------     -----------
Net cash provided by operating activities                                  6,430           1,398
                                                                     -----------     -----------
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------
Purchase of Monarch Resources Investments Limited,
   net of cash acquired                                                   (9,183)            - -
Additions to properties, plants and equipment                             (4,617)        (10,437)
Proceeds from disposition of properties, plants and equipment              1,687           3,506
Proceeds from sale of investments                                            311           1,241
Decrease in restricted investments                                           417             719
Purchase of investments and change in cash surrender
   value of life insurance                                                    37            (641)
Other, net                                                                   (43)              2
                                                                     -----------     -----------
Net cash used by investing activities                                    (11,391)         (5,610)
                                                                     -----------     -----------
--------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------
Common stock issued under stock and stock option plans                        20              54
Issuance of common stock, net of offering costs                           11,860             - -
Dividends on preferred stock                                              (4,025)         (4,025)
Borrowings, net of repayments, against cash surrender
   value of life insurance                                                   925             - -
Borrowings on long-term debt                                              38,040          26,500
Repayment on long-term debt                                              (32,508)        (16,003)
                                                                     -----------     -----------
Net cash provided by financing activities                                 14,312           6,526
                                                                     -----------     -----------
Net increase in cash and cash equivalents                                  9,351           2,314
Cash and cash equivalents at beginning of period                           2,480           3,794
                                                                     -----------     -----------
Cash and cash equivalents at end of period                           $    11,831     $     6,108
                                                                     ===========     ===========

                              HECLA MINING COMPANY
                                 Production Data

                                                   Second Quarter Ended             Six Months Ended
                                              ----------------------------   ----------------------------
                                              June 30, 1999  June 30, 1998   June 30, 1999  June 30, 1998
---------------------------------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
---------------------------------------------------------------------------------------------------------
Tons of ore milled                                   85,522         57,754         157,132        114,976
Days of operation                                        77             64             153            127
Mining cost per ton                                  $39.13         $47.88          $41.58         $44.64
Milling cost per ton                                  $6.56          $8.37           $6.93          $8.38
Ore grade milled - Silver (oz./ton)                   14.27          17.85           14.70          16.60
Silver produced (oz.)                             1,137,420        981,281       2,158,697      1,817,411
Lead produced (tons)                                  7,061          6,881          13,298         13,576
Zinc produced (tons)                                    848            622           1,525          1,303
Average cost per ounce of silver produced:
  Cash operating costs                                $4.93          $4.23           $4.94          $4.65
  Total cash costs                                    $4.93          $4.23           $4.94          $4.65
  Total production costs                              $5.92          $5.05           $5.92          $5.53
---------------------------------------------------------------------------------------------------------
GREENS CREEK (Reflects Hecla's 29.73% share)
---------------------------------------------------------------------------------------------------------
Tons of ore milled                                   42,643         39,921          84,692         76,318
Days of operation                                        91             91             181            181
Mining cost per ton                                  $30.59         $29.10          $30.76         $30.77
Milling cost per ton                                 $20.84         $19.67          $20.94         $21.04
Ore grade milled - Silver (oz./ton)                   25.36          21.34           23.53          21.86
Silver produced (oz.)                               781,693        648,008       1,480,957      1,278,518
Gold produced (oz.)                                   5,733          4,385          12,721          8,378
Lead produced (tons)                                  1,897          1,667           3,938          3,079
Zinc produced (tons)                                  5,136          3,985          10,591          7,559
Average cost per ounce of silver produced:
  Cash operating costs                                $2.04          $2.91           $1.96          $3.23
  Total cash costs                                    $2.04          $2.91           $1.96          $3.23
  Total production costs                              $4.40          $5.28           $4.37          $5.55
---------------------------------------------------------------------------------------------------------
ROSEBUD UNIT (Reflects Hecla's 50% share)
---------------------------------------------------------------------------------------------------------
Tons of ore mined                                    35,529         44,381          71,128         83,876
Tons of ore milled                                   34,953         42,844          70,713         81,411
Days of operation                                        91             91             181            181
Mining cost per ton                                  $35.31         $24.97          $33.63         $26.66
Milling cost per ton                                 $16.56         $14.00          $16.48         $12.42
Ore grade milled - Gold (oz./ton)                     0.542          0.379           0.506          0.412
Ore grade milled - Silver (oz./ton)                    1.23           2.81            1.93           3.06
Gold produced (oz.)                                  17,463         15,702          33,280         32,291
Silver produced (oz.)                                28,692         60,053          81,420        121,990
Average cost per ounce of gold produced:
  Cash operating costs                                 $147           $166            $146           $153
  Total cash costs                                     $164           $186            $163           $172
  Total production costs                               $261           $284            $261           $271


                                     (cont.)

                              HECLA MINING COMPANY
                             Production Data (cont.)

                                                  Second Quarter Ended             Six Months Ended
                                              ----------------------------   ----------------------------
                                              June 30, 1999  June 30, 1998   June 30, 1999  June 30, 1998
---------------------------------------------------------------------------------------------------------
LA CHOYA UNIT (1)
---------------------------------------------------------------------------------------------------------
Tons of ore processed                                   - -        101,903             - -        834,146
Days of operation                                       - -             91             - -            181
Mining cost per ton                                     - -          $2.63             - -          $1.69
Ore grade crushed - Gold (oz./ton)                      - -          0.014             - -          0.018
Gold produced (oz.)                                   2,898          9,953           8,461         23,360
Silver produced (oz.)                                   398          1,114             989          2,622
Average cost per ounce of gold produced:
  Cash operating costs                                 $260           $200            $213           $194
  Total cash costs                                     $260           $201            $213           $195
  Total production costs                               $370           $203            $321           $195
---------------------------------------------------------------------------------------------------------
OTHER
---------------------------------------------------------------------------------------------------------
Gold produced (oz.)                                     178          1,362             529          2,927
Silver produced (oz.)                                     2            786              34          1,108

(1) The La Choya mine completed mining in December 1998.


                              CAPITAL EXPENDITURES
                             (dollars in thousands)
                                Six Months Ended
                         -----------------------------
                         June 30, 1999   June 30, 1998
                         -------------   -------------
Lucky Friday             $      262      $    4,375
Greens Creek (29.73%*)        1,301           1,349
Rosebud (50%*)                   50              46
La Choya                          3           1,986
Noche Buena                   2,197             - -
Industrial minerals             771           2,069
Capitalized interest            - -             588
Other                            33              24
                         ----------      ----------
  Total Capitalized      $    4,617      $   10,437
                         ==========      ==========

*Hecla's share
                                HEDGED POSITIONS
                               As of June 30, 1999

            Silver: 1,200,000 ounces hedged @ average price of $5.51

             Gold: 306,045 ounces hedged @ average price of $288.25

          Lead: 6,000 tonnes hedged @ average price of $0.245 per pound

          Zinc: 3,000 tonnes hedged @ average price of $0.495 per pound